[redacted]

SEC 08031599 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 53671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMB Securities Corporation FID # 118642

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4630 Campus Drive, Suite 101
(No. and Street)

Newport Beach (City) | California (State) | 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Third Floor, Newport Beach, California 92660
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
APR 17 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Howard L. Null, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMB Securities Corporation, as of APRIL 16TH, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FINOP

Title

Notary Public

C. JONES
Commission # 1486712
Notary Public - California
Orange County
My Comm. Expires Apr 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB SECURITIES CORPORATION

FINANCIAL STATEMENTS

December 31, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
PMB Securities Corporation

We have audited the accompanying statements of financial condition of PMB Securities Corporation (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplemental schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PMB Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660
Tel: 949-222-2999 | Fax: 949-222-2989

3655 Nobel Drive, Suite 500 | San Diego, CA 92122
Tel: 858-597-4100 | Fax: 858-597-4111

Website: www.squarmilner.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2, the Company has incurred losses in the last several years, has a negative cash flow from operating activities of approximately $33,000 and $226,000 for the years ended December 31, 2007 and 2006, respectively, and an accumulated deficit of approximately $1.6 million as of December 31, 2007. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
March 7, 2008

PMB SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 202	$ 4,150
Commissions receivable	36,126	19,465
Prepaid expenses	6,436	4,927
Deposits	50,265	50,291
Other assets	42,239	27,495
Property and equipment, net	3,068	6,792
Total assets	$ 138,336	$ 113,120
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 40,822	$ 32,613
Commitments and contingencies (Note 6)		
STOCKHOLDER'S EQUITY		
Common stock; no par value; 100,000 shares authorized; 2,500 shares issued and outstanding	1,737,000	1,708,000
Accumulated deficit	(1,639,486)	(1,627,493)
Total stockholder's equity	97,514	80,507
Total liabilities and stockholder's equity	$ 138,336	$ 113,120

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

		2007		2006
REVENUES				
Commission income on securities transactions	$	606,716	$	460,064
Interest income		13,816		2,433
		620,532		462,497
EXPENSES				
Commissions		254,768		168,447
Employee compensation and benefits		177,960		268,269
Occupancy		42,434		78,747
Professional fees		76,831		116,298
General and administrative		112,829		237,858
		664,822		869,619
OTHER INCOME		34,908		–
LOSS BEFORE INCOME TAXES		(9,382)		(407,122)
INCOME TAXES		2,611		(114,874)
NET LOSS	$	(11,993)	$	(292,248)

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock			Total
	Shares Outstanding	Amount	Accumulated Deficit	Stockholder's Equity
BALANCE – DECEMBER 31, 2005	2,500	$ 1,650,000	$ (1,335,245)	$ 314,755
Capital contribution	–	58,000	–	58,000
Net loss	–	–	(292,248)	(292,248)
BALANCE – DECEMBER 31, 2006	2,500	1,708,000	(1,627,493)	80,507
Capital contribution	–	29,000	–	29,000
Net loss	–	–	(11,993)	(11,993)
BALANCE – DECEMBER 31, 2007	2,500	$ 1,737,000	$ (1,639,486)	$ 97,514

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (11,993)	$ (292,248)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	3,724	3,818
Changes in assets and liability accounts:		
Commissions receivable	(16,661)	8,173
Prepaid expenses	(1,509)	35,048
Deposits	26	8,233
Other assets	(14,744)	27,309
Accounts payable and accrued liabilities	8,209	(16,367)
Net cash used in operating activities	(32,948)	(226,034)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	29,000	58,000
Net cash provided by financing activities	29,000	58,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,948)	(168,034)
CASH AND CASH EQUIVALENTS – beginning of year	4,150	172,184
CASH AND CASH EQUIVALENTS – end of year	$ 202	$ 4,150
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ –	$ 11,580
Cash paid during the year for income taxes	$ 800	$ –

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

PMB Securities Corporation (the "Company") is a California corporation organized in October 2001. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

On June 1, 2006, Pacific Mercantile Bancorp (the "Former Stockholder") sold 2,500 shares, representing 100% of the Company's outstanding common stock, to Gary Cohee, an individual.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2007, the Company had negative cash flows from operating activities of approximately $33,000. The Company had an accumulated deficit of approximately $1.6 million as of December 31, 2007. In addition, through December 31, 2007, the Company historically had losses from operations and a lack of profitable operational history, among other matters, that raise substantial doubt about its ability to continue as a going concern. The Company will attempt to increase revenues from commissions received from security trades and other cost cutting measures, such as payroll cost reductions. In the absence of significant increases in revenues and margins, the Company intends to fund operations through additional capital contributions from Gary Cohee. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with maturity dates of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount at December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on property and equipment are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the life of the leases or the useful economic life of the assets.

Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Long-Lived Assets

The Company periodically evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Indicators of impairment include an economic downturn or a change in the assessment of future operations. In the event a condition is identified that may indicate an impairment issue, an assessment is performed using a variety of methodologies, including analysis of undiscounted future cash flows, estimates of sales proceeds and independent

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets (continued)

appraisals. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying value or estimated fair market value, less cost to sell. Based on management's analysis, no such impairment charges existed or were deemed necessary during the years ended December 31, 2007 and 2006. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue which could result in impairment of long-lived assets in the future.

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income is recognized on money market accounts as earned. Referral fee income arising from investment advisory services is recognized as the services are performed pursuant to customer arrangements.

Income Taxes

Prior to June 1, 2006, the Company was operated as a C-Corporation for income tax purposes and was included in the consolidated tax returns of its parent company. On June 1, 2006, the Company filed an election to convert from a C-Corporation to an S-Corporation. From and after the election of S-Corporation status, the Company will be treated for federal and state income tax purposes as an S-Corporation under Subchapter S of the Internal Revenue Code. As an S-Corporation, taxable income of the Company is passed through to the shareholders and reported on their individual income tax return.

For 2006, the Company generated certain Net Operating Losses ("NOLs") as a C-Corporation that was to be utilized by the Former Stockholder. Accordingly, the utilization of the NOL's was reported as an income tax benefit of approximately $115,000 to the Company consistent with a tax sharing agreement.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of cash, deposits and accounts payable and accrued liabilities approximated their fair values at December 31, 2007 and 2006, due to their short-term nature. Management has concluded that it is not practical to determine the estimated fair value of amounts due from related parties. SFAS No. 107 requires that for instruments for which it is not practicable to estimated their far value, information pertinent to those instruments be disclosed. Information related to these related party instruments is included in Note 7.

At December 31, 2007, management believes that the carrying amounts of cash, accounts receivable, deposits and accounts payable approximate fair value because of the short maturity of these instruments.

Reclassifications

Certain amounts in the 2006 financial statements have been reclassified to conform to their 2007 presentation. These reclassifications have no effect on previously reported net income.

4. CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE

On August 19, 2004, the Company entered into an agreement to transfer clearing broker services from First Southwest to National Financial. The transfer occurred on September 22, 2004. National Financial acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. National Financial is a member of major securities exchanges. The Company is subject to credit risk to the extent that the National Financial may be unable to fulfill its obligation to repay amounts owed to the Company.

On a monthly basis, National Financial remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. In connection with this clearing agreements, the Company is required to maintain a minimum interest bearing security deposit of $50,000 at December 31, 2007 and 2006 with National Financial. Such amount is included in deposits in the accompanying statements of financial condition.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2007	2006
Computer equipment and software	$ 44,111	$ 44,111
Furniture and equipment	48,294	48,294
	92,405	92,405
Less: Accumulated depreciation	(89,337)	(85,613)
	$ 3,068	$ 6,792

Depreciation expense totaled approximately $3,700 and $3,800 for the years ended December 31, 2007 and 2006, respectively.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company was required to pay monthly rental installments of $4,000 on their non-cancelable operating lease that expired in May 2007. The Company continued the lease at the same rate on month-to-month arrangement until September 2007. In October 2007, the Company relocated and signed a new lease for $3,850 per month expiring October 2008.

Rent expense approximated $42,000 and $79,000 for the years ended December 31, 2007 and 2006, respectively, and is included in occupancy expense in the accompanying statements of operations.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Litigation

From time to time, the Company may be involved in various claims, lawsuits and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. The Company is not currently involved in any litigation which management believes could have a material adverse effect on the Company's financial position or results of operations.

7. RELATED PARTY TRANSACTIONS

The Company paid the Former Stockholder approximately $32,000 and $45,000 for rent for the years ended December 31, 2007 and 2006, respectively. The Company reimbursed the Former Stockholder for all other direct expenses paid on its behalf. At December 31, 2007 and 2006, the Company had a receivable from the Former Stockholder of approximately $1,800 and $17,000, respectively. There is no stated interest rate on the amount due from the Former Stockholder.

During the years ended December 31, 2007 and 2006, Gary Cohee made cash contributions of additional capital in the amount of $29,000 and $58,000, respectively.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to capital would exceed 10-to-1).

At December 31, 2007, the Company had net capital of $50,569, which was $569 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2007 was 0.81-to-1.

At December 31, 2006, the Company had net capital of $80,507, which was $30,507 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2006 was 0.50-to-1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and National Financial, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customers securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare the Computation for Determination of Reserve Requirements.

SUPPLEMENTARY INFORMATION

PMB SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	97,514
Deductions and/or charges:		
Nonallowable assets:		
Payroll cash account		7
Equifax deposit		265
Receivable – PMB		1,811
Property and equipment, net		3,068
Security deposit		3,850
Prepaid expense		6,435
Receivable – others		21,222
		36,658
Haircuts on securities		
Options		6,100
Other securities		4,187
		10,287
Net Capital	$	50,569
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,719
Minimum dollar net capital required for reporting broker/dealer	$	50,000
Net capital requirement (greater of above)	$	50,000
Excess net capital (regulatory net capital less net capital requirement)	$	569
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	40,822
Ratio of aggregate indebtedness to net capital		0.81-to-1
Reconciliation of net capital as reported on the unaudited Form X–17A-5, Part 2		
Net capital as reported	$	72,879
Nonallowable assets erroneously reported as allowable:		
Receivable – others		(21,222)
Audit adjustment to accrue for 2007 audit fees		4,000
Audit adjustment to record security deposit		(3,849)
Audit adjustment to accrue for 2008 prepaid expense		(6,436)
Other items (net)		5,197
Net capital per above	$	50,569

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
PMB Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of PMB Securities Corporation ("the Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660
Tel: 949-222-2999 | Fax: 949-222-2989

3655 Nobel Drive, Suite 500 | San Diego, CA 92122
Tel: 858-597-4100 | Fax: 858-597-4111

Website www.squarmilner.com

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
March 7, 2008

END